Exhibit 5

January 17, 2013

VIA E-MAIL

Special Committee of the Board of Directors

American Greetings Corporation

One American Road

Cleveland, Ohio 44114

Gentlemen:

We very much appreciate the work of the Board’s Special Committee and its legal and financial advisors in response to our September 25, 2012 proposal to acquire American Greetings stock not beneficially owned by the Weiss Family at $17.18 per share, net to the seller in cash.

In addition to engaging with you and your advisors, we have been hard at work arranging financing for the transaction. We have commitments for over $700 million of bank financing and believe that the remaining financing for the transaction will be available to us in the near future. However, we need to settle on price to obtain final financing commitments.

Accordingly, the purpose of this letter is to inform you that we are prepared to increase our proposed price to $17.50 per share, net to the seller in cash, subject to your confirmation that the Committee is prepared to recommend that price to the Board of Directors and definitive documentation.

We have instructed our counsel to deliver to your advisors a form of agreement that we would be prepared to execute, and are available at your earliest convenience to finalize the transaction documentation. You should know that we decided to meaningfully enhance our price to avoid back-and-forth debate. Our increased price is approximately 15% above the current trading price of American Greetings stock, and approximately 22% above the stock price on September 25th, the last trading day before our initial proposal. We believe this price would provide the public shareholders a fair and certain value in a highly volatile period in the equity markets and for the Company. We do not intend to further increase the price of our offer.

Finally, as we previously informed you, the Weiss Family shareholders on behalf of whom this proposal is made believe that their ownership in the company is a strategic investment and have no intention to sell all or any significant portion of their shares.

This proposal is subject to the finalization of financing, the determination by independent directors that the proposal is fair and the negotiation and execution of definitive transaction and financing documents. As before, given among other things the volatility of the capital markets, we reserve the right to withdraw or modify this proposal.

Very truly yours, On Behalf of the Weiss Family

By:	/s/ Zev Weiss
Zev Weiss

By:	/s/ Jeffrey Weiss
Jeffrey Weiss